Filed by International Game Technology PLC (SEC File No. 001-36906) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: International Game Technology PLC (SEC File No. 001-36906)

2 Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters, including with respect to the separation and merger transaction and the prospects of the parties to the transactions thereafter. These statements may discuss goals, intentions, and expectations as to future plans and strategies, transactions, including the Separation and divestiture, trends, events, dividends, results of operations, and/or financial condition and measures, including our expectations regarding revenue, operating income, cash, and capital expenditures for the second quarter and full year 2024, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “outlook”, “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the various factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2023 and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business, including management’s discussion and analysis of potential or actual impacts to operations and financial performance. Nothing in this presentation is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other non-operating expenses (e.g., DDI / Benson Matter provision, gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non- recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Management believes that Adjusted EBITDA is useful in providing period- to-period comparisons of the results of the Company's ongoing operational performance. Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents held for sale. Cash and cash equivalents, including cash and cash equivalents classified as held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Management believes that Net debt leverage is a useful measure to assess IGT's financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures (a component of investing cash flows) and payments on license obligations (a component of financing cash flows). Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

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Q1’24 Results Exceed Expectations Better-than-expected revenue of $1.07B primarily from strong Global Lottery and iGaming performance 24% operating income margin, ~400 bps higher than expected Global Lottery SSS outperformance, inclusive of multi-state jackpot activity Cadence of Separation & divestiture costs Operating income of $256M; record quarterly operating income of $273M excluding Separation & divestiture costs Upgrading FY’24 outlook on strong start to year 4

Global Lottery Growth Driven by Game Innovation and Hardware/Software Sales

Mid-single-digit revenue growth drives 6th consecutive quarter of Y/Y margin expansion

Global SSS in line with PY

4.4% increase in Italy driven by game innovation in instants and draw games

North America & Rest of World down 1.5%, primarily on instant game launch timing

Global iLottery sales up 20+%, led by U.S.

Demand for best-in-class hardware and systems/software solutions drive continued product sales momentum

Meaningful insight provided on Italy Lotto license tender*

€1 billion minimum upfront license fee split into three tranches (€500M/€300M/balance)

Nine-year, non-renewable term

No change to effective rate of 6%

Executed MOUs to maintain current joint venture structure for new license bid



GHOSTBUSTERS
WIN UP TO $5,000.00!
LOTTERY
10eLOTTO
SPECIAL TIME
DALLE 16:00 ALLE 18:00
PREMI SPECIALI
NUMERISSIMI
PREMI STELLARI
6 NUMERI VINCENTI
PREMIO MASSIMO €2 MILIONI
POWERBALL
IL GIOCO DEL LOTTO
MEGA MILLIONS

*"DECRETO LEGISLATIVO 25 marzo 2024, n.41" as published in Gazzetta Ufficiale Della Repubblica Italiana on April 3, 2024

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Consistent Global Lottery Growth Fueled by Compelling Product Strategies Italy North America & ROW New Games Increased Play Frequency Multichannel Focus Q4’23: Launch Q3’23: 4th Draw LaunchQ2’23: 2nd Draw Launch iLottery Retail Q3’23: Georgia Quick Win Launch

IGT

Continued Momentum in Gaming & Digital

Y/Y operating margin expands for 12th consecutive quarter

Global installed base grows to 54,000+ units

U.S. & Canada premium units increase for 7th consecutive quarter

Mystery of the Lamp™ named “Top Performing New Premium Game”*

Record U.S. & Canada ASP achieved in Q1’24

Rising Rockets themes rank #3 and #5 in top indexing new core video games*

PeakCurve 49™ consistently among highest indexing North American Portrait Upright cabinets since debut

Compelling games drive better-than-expected iGaming performance, especially in U.S.

Cash Eruption™ earns #1 spot in slot top-game rankings*; IGT has top 7 video poker themes*; continued success with bespoke games



MYSTERY of the LAMP
RISING ROCKETS
EMPEROR
$10,004.22
$750.42
MAGIC TREASURES
FORT KNOX
$9,973.60

*Per April 2024 Eilers & Krejcik Gaming research; award presented at 2024 EKG Slots Awards Show

Upcoming Releases Focused R&D Investment, Process Improvements Driving Significant Gaming & Digital Progress • 4 of top 25 New Non-WAP Premium Games • 11 of top 25 Top Indexing WAP Games, including #1 and #3 spots • Mystery of the Lamp & Magic Treasures in top 10 Indexing Premium Games in EMEA Premium Game Success Stories • 2 of top 5 New Core Video Games • #2 Best New Core Video Cabinet • #2 Highest Indexing Portrait Upright Cabinet • Magic Treasures has #1 and #2 Top Indexing Core Games in LAC • Cash Eruption is top grossing U.S. online slot theme by GGR • 3 of top 5 Performing U.S. online Games by GGR For Sale Success Stories Digital and Multichannel Success Stories Note: Game rankings per April 2024 Eilers & Krejcik Gaming research

Strong Q1’24 Results Drive Conviction in Achieving Upgraded FY’24 Outlook 9 Continued progress on separation and merger transaction for Gaming & Digital Delivered record operating income, excluding Separation & divestiture costs Expect broad- based KPI momentum across segments in FY’24

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Q1’24 Results Provide Solid Start to FY’24 Note: EUR/USD FX daily average 1.09 in Q1’24, 1.07 in Q1’23 (1)Operating income and Adjusted EBITDA include $18M of Separation and divestiture costs related to the planned separation of the Gaming & Digital segment *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details 11 Constant Y/Y Currency 2024 2023 Change Change* (Amounts in $ millions, unless otherwise noted) Revenue 1,067 1,060 1% 1% Operating income(1) 256 255 - - Operating income margin 24.0% 24.1% (.1)pp - Operating income excluding Separation & divestiture costs 273 255 7% 7% Operating income margin excluding Separation & divestiture costs 25.6% 24.1% 1.5pp 1.6pp Adjusted EBITDA(1)* 443 449 (1)% (1)% Adjusted EBITDA margin* 41.5% 42.3% (.8)pp (.8)pp Adjusted EBITDA excluding Separation & divestiture costs 461 449 3% 2% Adjusted EBITDA margin excluding Separation & divestiture costs 43.1% 42.3% .8pp .8pp Diluted EPS $0.40 $0.11 264% Adjusted diluted EPS* $0.46 $0.49 (6)% Quarter Ended March 31,

Robust Q1’24 Global Lottery Revenue & Profit Growth Revenue rises 6% on higher product sales and continued strength in Italy Product sales revenue up 90+% GameTouch 28 self-service terminal sales in Ontario Aurora central system software upgrades in Singapore and Germany Service revenue grows 3% Italy SSS Contribution from CT Lottery Operating income up 8% and margin expands 60 bps, driven by strong Italy SSS and product sales margin Operating Income $258M OI Margin 39% Revenue $661M 12

Continued Improvement in Gaming & Digital Profit Margin; Revenue Reflects Timing of Product Sales OI Margin 20% Operating Income $81M 13 Revenue $406M As expected, Q1’24 revenue down 7% Terminal service revenue up 2% Y/Y 6% increase in global installed base more than offsets lower yields due to mix Sequentially, Rest of World installed base up 238 units; U.S. & Canada relatively stable as premium casino unit growth mostly offsets WLA removals Product sales revenue lower U.S. & Canada unit shipments down ~23%, primarily on lower new/expansion activity and pent-up demand for replacement units in the PY due to supply chain Elevated IP and software licenses in PY iGaming revenue grows 10% Resilient performance with operating income in line with PY and OI margin up 80 bps despite lower revenue

*Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details CFO reflects negative impact from timing of income tax payments and other working capital items; FY’24 expectations reaffirmed Net debt leverage* of 2.9x matches lowest level in Company history Total liquidity of $1.7B; $0.4B in unrestricted cash, $1.3B in additional borrowing capacity from undrawn facilities 14 Cash Flows $120M Cash from Operations (CFO) ~$90M CapEx & License Obligations 6 216 216 432 500 1,561 750 541 750 606 2024 2025 2026 2027 2028 2029 Drawn RCF Bonds Bank Debt Debt Maturity Profile ($millions) Q1’24 Cash Flows Impacted by Working Capital Timing; Ample Liquidity & Manageable Near-Term Debt Maturities ~$30M Free Cash Flow*

IGT

Upgrading FY'24 Outlook on Strong Q1'24 Results



	Previous FY'24 Outlook	Upgraded FY'24 Outlook
Revenue	$4.3 - $4.4B	~$4.4B
Operating Income Margin	20% - 21%	~21%
Operating Income Margin (excluding Separation & divestiture costs)	23% - 24%	~24%
Cash from Operations	≥$1.0B	Unchanged
Capital Expenditures (including payments on license obligations)	~$500M	Unchanged

Q2'24 Outlook

	Q2'24 Outlook
Revenue	~$1.05B
Operating Income Margin	~22%
Operating Income Margin (excluding Separation & divestiture costs)	~24.5%

Key Outlook Assumptions

FY'24:

- Global Lottery SSS flat due to robust jackpot activity in PY; excluding jackpots, SSS up low-single-digits
- Gaming & Digital combined revenue up high-single-digits; targeted 250 to 400 bps of operating income margin improvement
- Operating income margin includes ~300 basis point negative impact from pre-closing Separation & divestiture costs
- CapEx reflects ~$75M of increased investments primarily related to recent contract wins and extensions in Global Lottery

Q2'24:

- Operating income margin includes ~250 basis point negative impact from pre-closing Separation & divestiture costs

Note: EUR/USD FX at current rates; assumes spin and merger transaction closes in early 2025

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Path to Close Transaction 17 Form 10/S-4 Registration Statement Regulatory Approvals Shareholder Votes SpinCo Separation Continued progress on workstreams; time to close aligned with other complex transactions in regulated industries Content / Counterparties Implications • Pro forma MergeCo combined historical results • SpinCo carve-out financial statements for FY’21 – FY’23 and Q1’24 • Facts & circumstances leading to transaction • Business description/MD&A • MergeCo business plan with synergies • Gaming regulators • Antitrust • Financial services regulators • IGT • Everi • Functional & operational separation of IGT’s Gaming & Digital business (systems, processes, people) • Share repurchases restricted until after the filings and subject to management considerations • Gating item to closing • IGT’s controlling shareholder has entered into a Voting Agreement in support of spin-off of IGT’s Gaming & Digital business • Standalone organization and integration planning with Everi ready to proceed at closing

Deal Syndication/Financing Commitments 18 Financial Commitments Revolver (incremental to financial commitments) # of Banks Strong support for transaction from banks, including an upsized revolver Original Commitments Current Commitments $3.7B $3.7B $500M $750M 2 9

IGT

Separation & Divestiture Expenses (excluding tax leakage & cash conveyance)



~$200M in Separation & divestiture expenses are aligned with other transactions in the same industry

- Pre-closing: ~$130M (~$20M in Q1'24; ~$110M from Q2'24 – Q4'24)
- Upon closing: ~$70M

65% of cost

Technical Consultants	Legal Counsel	Bankers
• S-4/Form-10 • Carve-out financials (FY'21-FY'23, Q1'24) • Continuing/discontinued operations post-closing • Accounting acquirer/purchase price accounting • Tax structuring	• S-4/Form-10 • Agreements • Regulatory • Legal entity disentanglement & new foundation	• M&A • Debt structuring • Investor communication plan

35% of cost

Separation
• Contracts • IT • HR & Benefits • TSA planning • Brand separation • New lottery brand

Executing two transactions in one: a carve-out/spin-off and a merger

Note: Financing cost incorporated in MergeCo business plan

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• The distribution is expected to be taxable for federal income tax purposes. Additional state tax may be imposed on the portion of the distribution that is treated as a dividend or capital gain. • Distribution is expected to be reported by IGT PLC as a taxable dividend. • The general tax consequences for a taxable dividend to shareholders are expected to be the following (individual circumstances may vary): • Taxed at preferential rates for the portion of the distribution treated as a dividend or as capital gain. • Shareholders establish a tax basis equal to the fair market value of the SpinCo Units received. • No further gain/loss recognized when SpinCo Units are exchanged for Everi shares. Shareholders continue to have a fair market value basis in their Everi shares. • Tax consequences can be viewed as a timing matter because shareholders pay tax now and obtain a fair market value basis in their Everi shares that can be used to offset their gain on a sale at a later date. Taxable Nature of Transaction • No tax for IGT PLC on distribution due to participation exemption in the U.K. • Minimal tax leakage of up to $100 million due to intragroup realignment transactions. • Maintain full freedom to execute M&A deals and share buybacks from day one. IGT U.S. ShareholdersIGT PLC IGT U.S. Shareholders 20 Note: Please refer to Form 20-F filed with the SEC on March 12, 2024 for additional tax disclosures; IGT shareholders should consult their own tax advisors regarding tax consequences for them

Net Debt 5.1 Net Debt Leverage 2.9x AEBITDA 1.8 RemainCo Pro Forma Net Debt Leverage Reconciliation (1)See Slide 18, and Slide 39, “Reconciliations of Non-GAAP Measures – FY’23” of Exhibit No, 99.2 “Presentation ‘International Game Technology PLC 2023 4th Quarter and Full Year Results period ended December 31, 2023,’ dated March 12, 2024”, included with the Form 6-K submission to the SEC on March 12, 2024 (2)Approximately $130M expected pre-closing, with balance incurred upon closing Note: Amounts in $ billions unless otherwise noted RemainCo 2023 pro forma net debt leverage ~2.5x IGT PLC 2023 Actuals(1) 2023 RemainCo Pro FormaClosing Proceeds to RemainCo Gross Proceeds 2.6 Total Transaction Costs(2) (0.2) Tax Leakage (up to) (0.1) Minimum Cash Conveyed (0.1) Net Proceeds 2.2 Net Debt 2.9 Other 0.1 Adjusted Net Debt 3.0 Net Debt Leverage ~2.5x Implied AEBITDA ~1.2 21

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41% (1)Segment-level profit charts exclude Corporate support expense and purchase price amortization 62% 38% Global Lottery Gaming & Digital 82% 18% Service Product Sales 62% 24% 14% U.S. & Canada Italy Rest of world 76% 24% Global Lottery Gaming & Digital 74% 26% Global Lottery Gaming & Digital 39% 20% 54% 31% Global Lottery Gaming & Digital Operating income Adjusted EBITDA Revenue by Segment Revenue by Type Revenue by Geography Segment-level Operating Income(1) Segment-level Adjusted EBITDA(1) Profit Margins Q1’24 Revenue & Profit Profile 24

U.S. and Italy Lottery Markets Historically Demonstrate Resilience During Periods of Recession U.S. Lottery Industry Sales ($B) March 2001– Sep 2001 March 2008–June 2009 March 2020– June 2020 0 20 40 60 80 100 Instant Other Draw Keno Multi-state Games Recession IGT Italy Lottery Sales (€B) June 2001 - Dec 2001June 2003 – Sep 2003 June 2008 - June 2009 Sep 2011- March 2013 Dec 2019 - June 2020 0 5 10 15 20 25 Lotto Scratch & Win Recession Source: La Fleur’s; AAMS 25

U.S. Gaming GGR Reasonably Resilient in Prior Recession Periods The U.S. represents ~70% of IGT’s Global Gaming segment revenue ~80% of U.S. revenue generated in regional markets, ~45% from Tribal customers Mar 2001–Sep 2001 March 2008–June 2009 March 2020–June 2020 0 10 20 30 40 50 60 70 U.S. Commercial Gaming GGR Recession Source: American Gaming Association; National Indian Gaming Commission; 2023 tribal Gaming GGR data expected in Q3’24 U.S. Commercial Gaming GGR ($B) U.S. Tribal Gaming GGR ($B) Mar 2001–Sep 2001 March 2008–June 2009 March 2020–June 2020 0 5 10 15 20 25 30 35 40 45 U.S. Tribal Gaming GGR Recession 26

$ in millions except otherwise noted Q1'24 Select Performance and KPI Data GLOBAL LOTTERY Q1'24 Q1'23 Y/Y Change Constant Currency Change Q4'23 Sequential Change as Reported Revenue Service Operating and facilities management contracts 653 637 2% 2% 624 5% Upfront license fee amortization (47) (47) (1)% —% (47) —% Operating and facilities management contracts, net 605 590 3% 2% 577 5% Other 13 12 10% 13% 15 (11)% Total service revenue 619 602 3% 2% 592 5% Product sales 42 22 92% 92% 89 (52)% Total revenue 661 624 6% 6% 681 (3)% Operating income 258 240 8% 7% 238 8% Adjusted EBITDA 355 339 5% 4% 343 4% Q1'24 Constant Currency Change Q1'23 Constant Currency Change Q4'23 Constant Currency Change Global same-store sales growth (%) Instant ticket & draw games (0.2)% 4.8% —% Multi-jurisdiction jackpots (1.0)% 48.2% (25.0)% Total (0.3)% 8.0% (3.5)% North America & Rest of world same-store sales growth (%) Instant ticket & draw games (1.6)% 3.2% (0.9)% Multi-jurisdiction jackpots (1.0)% 48.2% (25.0)% Total (1.5)% 7.4% (5.0)% Italy same-store sales growth (%) Instant ticket & draw games 4.4% 10.3% 2.9% 27

$ in millions except otherwise noted (1) Excluded from yield calculations due to treatment as sales-type leases Q1'24 Select Performance and KPI Data GAMING & DIGITAL Q1'24 Q1'23 Y/Y Change Constant Currency Change Q4'23 Sequential Change as Reported Revenue Service Terminal 131 129 2% 2% 127 4% iGaming 48 43 10% 10% 47 1% Systems, software, and other 75 71 5% 5% 73 2% Total service revenue 253 243 4% 4% 247 2% Product sales Terminal 110 135 (19)% (18)% 153 (28)% Systems, software, and other 43 57 (25)% (25)% 49 (13)% Total product sales revenue 153 193 (21)% (20)% 202 (24)% Total revenue 406 436 (7)% (7)% 449 (10)% Operating income 81 83 (3)% (2)% 97 (17)% Adjusted EBITDA 127 129 (1)% (1)% 144 (11)% Installed base units Casino 53,368 50,030 7% 53,190 Casino - L/T lease (1) 701 872 (20)% 716 Total installed base units 54,069 50,902 6% 53,906 Installed base units (by geography) US & Canada 34,146 33,175 3% 34,221 Rest of world 19,923 17,727 12% 19,685 Total installed base units 54,069 50,902 6% 53,906 28

$ in millions except otherwise noted (1) Excludes Casino L/T lease units due to treatment as sales-type lease Q1'24 Select Performance and KPI Data GAMING & DIGITAL (Continued) Q1'24 Q1'23 Y/Y Change Q4'23 Yields (by geography)(1), in absolute $ US & Canada $41.17 $42.36 (3)% $41.28 Rest of world $7.13 $7.41 (4)% $7.02 Total yields $28.51 $30.13 (5)% $28.71 Global machine units sold New/expansion 203 1,012 (80)% 425 Replacement 6,424 7,260 (12)% 8,966 Total machine units sold 6,627 8,272 (20)% 9,391 US & Canada machine units sold New/expansion 46 892 (95)% 248 Replacement 5,014 5,642 (11)% 6,481 Total machine units sold 5,060 6,534 (23)% 6,729 Rest of world machine units sold New/expansion 157 120 31% 177 Replacement 1,410 1,618 (13)% 2,485 Total machine units sold 1,567 1,738 (10)% 2,662 Average Selling Price (ASP), in absolute $ US & Canada $16,900 $16,000 6% $16,300 Rest of world $14,800 $15,400 (4)% $15,000 Total ASP $16,400 $15,900 3% $15,900 29

Q1'24 Select Performance and KPI Data CONSOLIDATED Q1'24 Q1'23 Y/Y Change Constant Currency Change Q4'23 Sequential Change as Reported Revenue (by geography) US & Canada 660 666 (1)% (1)% 707 (7)% Italy 258 243 6% 6% 244 5% Rest of world 150 151 (1)% (1)% 178 (16)% Total revenue 1,067 1,060 1% 1% 1,130 (6)% $ in millions except otherwise noted 30

Q1'24 Summarized Income Statement For the three months ended March 31, 2024 2023 Y/Y Change Constant Currency Change Service revenue 872 846 3% 3% Product sales 195 215 (9)% (9)% Total revenue 1,067 1,060 1% 1% Total operating expenses 812 805 1% 1% Operating income 256 255 —% —% Interest expense, net 72 70 Foreign exchange (gain) loss, net (15) 26 Other non-operating expense, net 1 4 Total non-operating expenses 58 101 Income before provision for income taxes 198 155 Provision for income taxes 69 87 Net income 128 67 Less: Net income attributable to non-controlling interests 47 44 Net income attributable to IGT PLC 82 23 Net income attributable to IGT PLC per common share - diluted $0.40 $0.11 Adjusted net income attributable to IGT PLC per common share - diluted $0.46 $0.49 $ in millions except per share amounts 31

Summarized Cash Flow Statement For the three months ended March 31, 2024 2023 Net cash provided by operating activities 120 311 Capital expenditures (84) (94) Payments on license obligations (7) (1) Free cash flow 29 216 Debt proceeds/(repayments), net (81) (17) Shareholder dividends paid — (40) Minority distributions (111) (101) Other - Net (62) — Other Investing/Financing Activities (254) (159) Net Cash Flow (225) 57 Effect of Exchange Rates/Other (18) 8 Net Change in Cash and Restricted Cash (243) 65 $ in millions 32

For the three months ended March 31, 2024 Business Global Gaming & Segments Corporate Total Lottery Digital Total and Other IGT PLC Net income 128 Provision for income taxes 69 Interest expense, net 72 Foreign exchange gain, net (15) Other non-operating expense, net 1 Operating income (loss) 258 81 339 (83) 256 Depreciation 40 31 71 — 71 Amortization - service revenue (1) 50 — 50 — 50 Amortization - non-purchase accounting 5 14 19 1 20 Amortization - purchase accounting — — — 35 35 Stock-based compensation 2 1 4 8 11 Adjusted EBITDA 355 127 482 (39) 443 Cash flows from operating activities 120 Capital expenditures (84) Payments on license obligations (7) Free Cash Flow 29 $ in millions (1) Includes amortization of upfront license fees Reconciliations of Non-GAAP Measures - Q1'24 33

For the three months ended March 31, 2024 Pre-Tax Impact Tax Impact (1)(2) Net Impact Reported EPS attributable to IGT PLC - diluted 0.40 Adjustments: Foreign exchange gain, net (0.09) 0.02 (0.11) Currency conversion impacts of hyper-inflationary economies 0.01 0.00 0.01 Amortization - purchase accounting 0.17 0.04 0.13 Discrete tax items — (0.02) 0.02 Net adjustments 0.06 Adjusted EPS attributable to IGT PLC - diluted (3) 0.46 Reconciliations of Non-GAAP Measures - Q1'24 All amounts presented are in $ (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) The reported effective tax rate was 35.1%. Adjusted for the above items, the effective tax rate was 35.5% (3) Adjusted EPS (or Adjusted Net Income attributable to IGT PLC per common share – diluted) was calculated using weighted average shares outstanding of 203.5 million, which includes the dilutive impact of share-based payment awards 34

$ in millions (1) Includes amortization of upfront license fees For the three months ended March 31, 2023 Business Global Gaming & Segments Corporate Total Lottery Digital Total and Other IGT PLC Net income 67 Provision for income taxes 87 Interest expense, net 70 Foreign exchange loss, net 26 Other non-operating expense, net 4 Operating income (loss) 240 83 323 (68) 255 Depreciation 43 33 76 2 77 Amortization - service revenue (1) 49 — 50 — 50 Amortization - non-purchase accounting 5 10 15 1 16 Amortization - purchase accounting — — — 40 40 Stock-based compensation 2 2 4 6 11 Adjusted EBITDA 339 129 468 (19) 449 Cash flows from operating activities 311 Capital expenditures (94) Payments on license obligations (1) Free Cash Flow 216 Reconciliations of Non-GAAP Measures - Q1'23 35

For the three months ended March 31, 2023 Pre-Tax Impact Tax Impact (1)(2) Net Impact Reported EPS attributable to IGT PLC - diluted 0.11 Adjustments: Foreign exchange loss, net 0.12 (0.02) 0.14 Currency conversion impacts of hyper-inflationary economies 0.02 0.00 0.02 Amortization - purchase accounting 0.20 0.05 0.15 Loss on extinguishment and modifications of debt, net 0.02 — 0.02 Discrete tax items — (0.05) 0.05 Net adjustments 0.38 Adjusted EPS attributable to IGT PLC - diluted (3) 0.49 All amounts presented are in $ (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) The reported effective tax rate was 56.5%. Adjusted for the above items, the effective tax rate was 36.3% (3) Adjusted EPS was calculated using weighted average shares outstanding of 201.7 million, which includes the dilutive impact of share-based payment awards Reconciliations of Non-GAAP Measures - Q1'23 36

Additional Information and Where to Find It In connection with the proposed transaction (the “Proposed Transaction”) between Everi Holdings Inc. (“Everi”), International Game Technology PLC (“IGT”), Ignite Rotate LLC (“Spinco”) and Ember Sub LLC (“Merger Sub”), Everi, IGT and Spinco will file relevant materials with the Securities and Exchange Commission (“SEC”). Everi will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus relating to the Proposed Transaction, which will constitute a proxy statement and prospectus of Everi and a proxy statement of IGT. A definitive proxy statement/prospectus will be mailed to stockholders of Everi and a definitive proxy statement will be mailed to shareholders of IGT. INVESTORS AND SECURITY HOLDERS OF EVERI ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS OF IGT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EVERI, IGT AND SPINCO, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Everi or IGT through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Everi will be available free of charge on Everi’s website at www.everi.com or by contacting Everi’s Investor Relations Department at Everi Holdings Inc., Investor Relations, 7250 S. Tenaya Way, Suite 100, Las Vegas, NV 89113. Copies of the documents filed with the SEC by IGT will be available free of charge on IGT’s website at www.igt.com or by contacting IGT’s Investor Relations Department at International Game Technology PLC, Investor Relations, 10 Memorial Boulevard, Providence, RI 02903. No Offer or Solicitation This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities of Everi, IGT, Spinco or Merger Sub, or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. Participants in the Solicitation This communication is not a solicitation of a proxy from any security holder of Everi or IGT. However, Everi and IGT and each of their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction. Information about the directors and executive officers of Everi may be found in its most recent Annual Report on Form 10-K and in its most recent proxy statement for its annual meeting of stockholders, in each case as filed with the SEC. Information about the directors, executive officers and members of senior management of IGT is set forth in its most recent Annual Report on Form 20-F as filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, related to Everi, IGT and the proposed spin-off of IGT's Global Gaming and PlayDigital Businesses (the "Spinco Business"), and the proposed acquisition of the Spinco Business by Everi. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve risks and uncertainties that could significantly affect the financial or operating results of Everi, IGT, the Spinco Business, or the combined company. These forward-looking statements may be identified by terms such as “anticipate,” “believe,” “foresee,” “estimate,” “expect,” “intend,” “plan,” “project,” “forecast,” “may,” “will,” “would,” “could” and “should” and the negative of these terms or other similar expressions. Forward-looking statements in this communication include, among other things, statements about the potential benefits and synergies of the Proposed Transaction, including future financial and operating results, plans, objectives, expectations and intentions; and the anticipated timing of closing of the Proposed Transaction. In addition, all statements that address operating performance, events or developments that IGT expects or anticipates will occur in the future — including statements relating to creating value for stockholders and shareholders, benefits of the Proposed Transaction to customers, employees, stockholders and other constituents of the combined company and IGT, separating and integrating the companies, cost savings and the expected timetable for completing the Proposed

Transaction — are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results, including the actual results of Everi, IGT, the Spinco Business, or the combined company, to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among other things, risks related to the possibility that the conditions to the consummation of the Proposed Transaction will not be satisfied (including the failure to obtain necessary regulatory, stockholder and shareholder approvals or any necessary waivers, consents, or transfers, including for any required licenses or other agreements) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the Proposed Transaction, including the possibility that Everi and IGT may be unable to achieve the expected benefits, synergies and operating efficiencies in connection with the Proposed Transaction within the expected timeframes or at all and to successfully separate and/or integrate the Spinco Business; the ability to retain key personnel; negative effects of the announcement or the consummation of the proposed acquisition on the market price of the capital stock of Everi and IGT and on Everi and IGT’s operating results; risks relating to the value of Everi’s shares to be issued in the Proposed Transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the Proposed Transaction (the “Merger Agreement”); changes in the extent and characteristics of the common stockholders of Everi and ordinary shareholders of IGT and its effect pursuant to the Merger Agreement for the Proposed Transaction on the number of shares of Everi common stock issuable pursuant to the Proposed Transaction, magnitude of the dividend payable to Everi stockholders pursuant to the Proposed Transaction and the extent of indebtedness to be incurred by Everi in connection with the Proposed Transaction; significant transaction costs, fees, expenses and charges (including unknown liabilities and risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects); expected or targeted future financial and operating performance and results; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining employee, customer, or other business, contractual, or operational relationships following the Proposed Transaction announcement or closing of the Proposed Transaction); failure to consummate or delay in consummating the Proposed Transaction for any reason; risks relating to any resurgence of the COVID-19 pandemic or similar public health crises; risks related to competition in the gaming and lottery industry; dependence on significant licensing arrangements, customers, or other third parties; issues and costs arising from the separation and integration of acquired companies and businesses and the timing and impact of accounting adjustments; risks related to the financing of the Proposed Transaction, Everi’s overall debt levels and its ability to repay principal and interest on its outstanding debt, including debt assumed or incurred in connection with the Proposed Transaction; economic changes in global markets, such as currency exchange, inflation and interest rates, and recession; government policies (including policy changes affecting the gaming industry, taxation, trade, tariffs, immigration, customs, and border actions) and other external factors that Everi and IGT cannot control; regulation and litigation matters relating to the Proposed Transaction or otherwise impacting Everi, IGT, Spinco, the combined company or the gaming industry generally; unanticipated liabilities of acquired businesses; unanticipated adverse effects or liabilities from business divestitures; effects on earnings of any significant impairment of goodwill or intangible assets; risks related to intellectual property, privacy matters, and cyber security (including losses and other consequences from failures, breaches, attacks, or disclosures involving information technology infrastructure and data); other business effects (including the effects of industry, market, economic, political, or regulatory conditions); and other risks and uncertainties, including, but not limited to, those described in Everi’s Annual Report on Form 10-K on file with the SEC and from time to time in other filed reports including Everi’s Quarterly Reports on Form 10-Q, and those described in IGT’s Annual Report on Form 20-F on file with the SEC and from time to time in other filed reports including IGT’s Current Reports on Form 6-K. A further description of risks and uncertainties relating to Everi can be found in its most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and relating to IGT can be found in its most recent Annual Report on Form 20-F and Current Reports on Form 6-K, all of which are filed with the SEC and available at www.sec.gov. IGT does not intend to update the forward-looking statements contained in this communication as the result of new information or future events or developments, except as required by law.